

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2015

Lawrence E. Hyatt
Chief Financial Officer
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, Tennessee 37087-4779

> **Re: Cracker Barrel Old Country Store, Inc.**
> **Form 10-K for Fiscal Year Ended August 1, 2014**
> **Filed on September 25, 2014**
> **File No. 001-25225**

Dear Mr. Hyatt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 1, 2014

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Income, page 47

1.   We note that you present a subtotal for gross profit on your consolidated statements of income and that this profit measure reflects revenues less the cost of food and retail merchandise sold, which you label as "Cost of goods sold." We note that costs of goods sold does not reflect certain costs of goods and services such as labor, benefits, rent, depreciation, and amortization, among others. Please tell us the basis for your determination of the types of costs included in cost of goods sold and your consideration of S-X Rule 5-03.2, S-K Item 302, and SAB Topic 11.B.

Lawrence E. Hyatt
Cracker Barrel Old Country Store, Inc.
February 10, 2015
Page 2

2.   Please quantify for us each of the components of other store operating expenses. If any of these amounts are individually material, present them in accordance with Rule 5-03(b)(3) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Aamira Chaudhry at 202-551-3389 or Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief